Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

Rezolve acquires ANY Lifestyle Marketing in Germany intended to revolutionize Mobile Engagement

•	The ANY App would allow Rezolve to transform traditional radio advertising by allowing direct communication between merchants and consumers’ mobile devices

•	Advertisers can leverage all their marketing campaigns – print, digital and social media – by making them instantly interactive using mobile engagement tools provided by Rezolve

•	Businesses can interact with consumers based on their location offering proximity based real-time engagement

•	ANY Lifestyle is the exclusive marketer for all commercial activities of Radio Group in Germany

•	Radio Group provides their media services in 17 cities with a daily listener base +1.5m and serving +7000 business partners

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

Frankfurt, Germany June 15, 2022 – Rezolve (NASDAQ: ZONE), a leader in mobile commerce and engagement, today announced it has acquired all the shares in ANY Lifestyle Marketing GmbH, the exclusive marketer for all commercial activities of Radio Group in Germany, as its next step in revolutionizing mobile engagement by disrupting the traditional radio market.

The acquisition would enable Rezolve to transform radio advertising by making it interactive with consumers’ mobile devices. Radio Group reaches 17 cities across Germany with a daily listener base of over 1.5 million and serves over 7000 business partners.

Rezolve bridges the gap between offline and online allowing advertisers to transform traditional media by enabling consumers to buy spontaneously using Rezolve enabled apps. ANY specialises in the marketing of radio advertising, ads, posters and audio-visual advertising, and supports and advises radio stations throughout Germany as well as other program providers in marketing to advertisers.

The ANY App, powered by Rezolve technology, will allow radio listeners to communicate with retailers and outlets of their preference to get a 360 experience through this lifestyle integrated multiplatform app.

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. With Rezolve, merchants can lead consumers directly to special offers by using mobile technology including geofencing, notifications on smartphones, Bluetooth beacons, or with watermarked advertisements.

Peter Vesco, Chief Commercial Officer at Rezolve said: “The ANY App, powered by Rezolve technology, will transform all kinds of marketing activities for advertisers and transform engagement with consumers across all physical and digital touchpoints.”

“Merchants will now be able to transact and communicate with their own customers using Rezolve engagement tools. Local communities of radio listeners and regional merchants will be able to interact with each other seamlessly enhancing local businesses and driving sales,” Vesco continued. “We believe we will be able to disrupt traditional radio to be smarter, more mobile friendly and shoppable. Rezolve wants to transform all traditional industries to be more integrated and cater to the needs of the modern consumer as well as today’s retailers and brands.”

Stephan Schwenk, Managing Director of Radio Group said: “Local trade in particular suffered heavily during the COVID-19 pandemic. As a city broadcaster, the Radio Group wants to live up to its social responsibility towards customers and listeners and make a contribution through ANY and contribute to the sustainable digitization of retail and increasing competitiveness vis-à-vis the major platform providers. We are very excited about this new technology opportunity with Rezolve which will transform our business.”

Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia and Europe.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, and has offices in Shanghai, Beijing, Delhi, Taipei, Frankfurt, Berlin, Madrid and Mexico City. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

About ANY Lifestyle Marketing GmbH

ANY Lifestyle Marketing GmbH is a company specializing in the marketing of radio advertising, ads, posters and audio-visual advertising, and supports and advises radio stations throughout Germany as well as other program providers in marketing to advertisers. Marketing activities are managed via radio, an app and other distribution channels. For more information on ANY, please visit: https://www.radiogroup.de/

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), and the other parties thereto.

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezovle Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to the revolutionizing or transformation of traditional radio advertising through the ANY App, acquired by Rezolve, allowing direct communication between merchants and consumers’ mobile devices; the acquisition enabling Rezolve to transform radio advertising by making it interactive with consumers’ mobile devices; and the disruption of traditional radio to be smarter, more mobile friendly and shoppable.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com